UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Seadrill Limited
(Name of Issuer)

Common Shares, par value $0.10 per share
(Title of Class of Securities)

G7998G106
(CUSIP Number)

Hemen Investments Ltd
c/o Seatankers Management Co. Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+1 (357) 25-858-300

with a copy to:

Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Investments Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

30,857,045

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

30,857,045

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,857,045

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

30.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

30,857,045

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

30,857,045

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,857,045

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

30.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Hemen Holding Limited is the sole shareholder of Hemen Investments Ltd. As such, it may be deemed to beneficially own the Common Shares that Hemen Investments Ltd beneficially owns.

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

30,857,045

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

30,857,045

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,857,045

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

30.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares that Hemen Holding Limited and Hemen Investments Ltd beneficially own.

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

30,857,045

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

30,857,045

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,857,045

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

30.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the indirect sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Investments Ltd and Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that Hemen Investments Ltd and Hemen Holding Limited beneficially own.

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

30,857,045

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

30,857,045

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,857,045

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

30.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*  Mr. Fredriksen may be deemed to beneficially own 30,857,045 Common Shares through his indirect influence over Hemen Investments Ltd, Hemen Holding Limited, and Greenwich Holdings Limited, the shares of which are held in the Trusts. The Trusts are the indirect sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Investments Ltd and Hemen Holding Limited. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 30,857,045 Common Shares beneficially owned by Hemen Investments Ltd, Hemen Holding Limited, and Greenwich Holdings Limited except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 30,857,045 Common Shares beneficially owned by Hemen Investments Ltd, Hemen Holding Limited, and Greenwich Holdings Limited.

Item 1.	Identity and Background
This Schedule 13D (the "Statement") relates to the common shares, par value $0.10 per share (the "Common Shares") of Seadrill Limited, a Bermuda exempted company (the "Issuer").  The principal executive office and mailing address of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
On February 26, 2018, Seadrill Limited, which was incorporated under the laws of Bermuda in 2005 and is the predecessor to the Issuer ("Old Seadrill") and the Issuer Parties (as defined below in Item 4 to the Statement) filed a Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court and on April 17, 2018 the Bankruptcy Court entered an order confirming the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization (as amended and supplemented, the "Plan"). Capitalized terms used but not defined herein shall have the meaning given to them in the Plan.
Item 2.	Identity and Background
The Statement is being filed on behalf of (i) Hemen Investments Ltd, a Cyprus holding company ("Hemen Investments"), (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen Holding"), (iii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"), (iv) C.K. Limited, a Jersey company ("C.K. Limited") and (v) Mr. John Fredriksen, a citizen of Cyprus (collectively, the "Reporting Persons").
Greenwich is the sole shareholder of Hemen Holding, and Hemen Holding is the sole shareholder of Hemen Investments. Mr. Fredriksen, a director of the Issuer, may be deemed indirectly to have influence over Hemen Investments, Hemen Holdings and Greenwich, the shares of which are controlled by the Trusts established by Mr. Fredriksen for the benefit of his immediate family. C.K. Limited is the trustee of the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family.
(a., b., c, and f.) (i) The address of Hemen Investments' principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. The principal business of Hemen Investments is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen Investments' director is set forth below. Hemen Investments does not have any executive officers.
Name	Position	Principal Address/Other Positions/Citizenship
Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Marios Saveriades	Director	Mr. Saveriades' principal business address is John Kennedy, 740B, Iris House, 7th Floor, 3106, Limassol, Cyprus. Mr. Saveriades is a citizen of Cyprus.

(ii) The address of Hemen Holding's principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. The principal business of Hemen Holding is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen Holding's director is set forth below. Hemen Holding does not have any executive officers.
Name	Position	Principal Address/Other Positions/Citizenship
Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Eirini Santhi Theocharous	Director
Ms. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

(iii) The address of Greenwich's principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.
Name	Position	Principal Address/Other Positions/Citizenship
Christophis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Eirini Santhi Theocharous	Director
Ms. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

(iv) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trusts. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.
Name	Position	Principal Address/Other Positions/Citizenship
Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Le Vesconte is a citizen of Jersey.
Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.
(v) The address of Mr. Fredriksen's principal place of business is Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom. Mr. Fredriksen is a director of the Issuer; is Chairman, President and a director of Frontline Ltd., a Bermuda company listed on the New York Stock Exchange and the Oslo Stock Exchange; and a director of Golden Ocean Group Limited, a Bermuda company publicly listed on the Nasdaq Stock Market and Oslo Stock Exchange. Mr. Fredriksen is a citizen of Cyprus.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of the Statement is incorporated herein by reference.

Item 4.	Purpose of the Transaction

Plan of Reorganization
On September 12, 2017, Old Seadrill entered into a restructuring support and lock-up agreement (the "RSA") with a group of bank lenders, bondholders, certain other stakeholders, including Hemen Investments and Hemen Holding, and new-money providers (collectively, the "Consenting Stakeholders"). Old Seadrill's consolidated subsidiaries North Atlantic Drilling Limited ("NADL") and Sevan Drilling Limited ("Sevan"), together with certain other of its consolidated subsidiaries also entered into the RSA together with Old Seadrill (collectively, the "Issuer Parties"). In connection with the RSA, the Issuer Parties entered into the Investment Agreement under which the Reporting Persons and other Commitment Parties committed to provide $1.06 billion in new cash commitments, subject to certain terms and conditions (the "Capital Commitment").
On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, the Debtors commenced prearranged reorganization proceedings (the "Chapter 11 Proceedings") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Texas Victoria Division. During the course of the Chapter 11 Proceedings, the Debtors continued to operate their business as debtors in possession.

Consistent with the RSA, the Debtors filed a proposed plan of reorganization with the Bankruptcy Court on September 12, 2017, as well as a disclosure statement relating to that plan of reorganization. Subsequent to September 12, 2017, the Debtors negotiated with its various creditors, including an ad hoc group of holders of unsecured bonds (the "Ad Hoc Group") and certain newbuild ship yards with which Debtors had contractual relationships to build new rigs. On February 26, 2018, the Debtors announced a global settlement with the Ad Hoc Group, the official committee of unsecured creditors (the "Committee") and other major creditors in its chapter 11 cases, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two of the Debtors' newbuild shipyard creditors, and an affiliate of Barclays Bank PLC ("Barclays"), another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into amendments to the RSA and Investment Agreement, which provided for: (i) the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as New Commitment Parties; (ii) increased recoveries for general unsecured creditors of Old Seadrill, NADL, and Sevan under the Plan; (iii) an agreement regarding the allowed claim of the newbuild shipyards; and (iv) for an immediate cessation of all litigation and discovery efforts in relation to the Plan and Chapter 11 Proceedings.
In connection with the global settlement, on February 26, 2018, the Debtors filed the Plan and on April 17, 2018 the Bankruptcy Court entered an order confirming the Plan. Under the Plan and the terms of the Investment Agreement and the transactions contemplated therein, the Commitment Parties were issued certain Common Shares of the Issuer and, in some cases, purchased certain Common Shares of the Issuer, subject to an equity rights offering to holders of claims against the Debtors, on the effective date of the Plan, which occurred on July 2, 2018 (the "Effective Date").
Also, on the Effective Date, Old Seadrill commenced dissolution proceedings in Bermuda in accordance with the Plan, and the Issuer issued certain of its Common Shares to holders of existing shares of Old Seadrill, became the ultimate parent company of Old Seadrill's subsidiaries and was renamed Seadrill Limited.
Rights Offerings
Pursuant to the Plan and an order of the Bankruptcy Court approving the rights offering procedures, eligible holders of general unsecured claims against the Debtors were offered the right to participate in (i) a rights offering (the "Notes Rights Offering") of up to $119.4 million in principal amount of the 12.0% senior secured notes due 2025 of Seadrill New Finance Limited, a subsidiary of the Issuer (the "New Secured Notes") and the corresponding pro rata portion of 57.5% of Common Shares issued to holders who participate in the Notes Rights Offering; and (ii) a rights offering of up to $48.1 million in value of Common Shares (the "Equity Rights Offering").
Registration Rights Agreement
On April 17, 2018, the Issuer entered into a registration rights agreement with the Hemen Investments and Hemen Holdings and other Commitment Parties (the "Registration Rights Agreement") whereby the Issuer agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws the Common Shares held by Hemen Investments and Hemen Holdings as of the Effective Date (the "Registrable Securities"). The Issuer agreed to use commercially reasonable efforts to have the registration statement declared effective by the U.S. Securities and Exchange Commission and inform all the shareholders named in the registration statement of its effectiveness on the same business day as effectiveness is obtained. The Issuer is required to maintain the effectiveness of this resale registration statement until the date on which all of the Common Shares covered by the registration statement have been sold.
Hemen Investments and Hemen Holdings, among other Commitment Parties, may request to sell all or a portion of their Common Shares covered by the registration statement in an underwritten offering (including block trades), subject to certain priority allocations among the Commitment Parties as set forth in the Registration Rights Agreement, but no such Commitment Party is entitled to make a demand for any underwritten offering unless such Commitment Party holds at least 5% of the Issuer's issued and outstanding Common Shares, calculated at the time of such demand. In addition, certain of the Commitment Parties that hold at least 5% of the Issuer's issued and outstanding Common Shares, calculated at the time of such demand, shall receive unlimited demand resale registration rights and all holders shall receive piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement, including the following: (x) no more than four underwritten offerings in any 12-month consecutive period; (y) no more than one underwritten offering or demand registration within sixty (60) days

(or such longer period specified in any applicable lock-up agreement entered into with underwriters) after the consummation of a previous underwritten offering or demand registration or (z) no underwritten offering or demand registration if the aggregate proceeds expected to be received from the sale of the Common Shares covered by the registration statement requested to be sold in such underwritten offering or demand registration, in the good faith judgment of the managing underwriter(s) for such underwritten offering (or the Issuer if such demand registration is not underwritten), is less than $50 million. The demand and piggyback registration rights shall be transferable by any holder of Registrable Securities to its affiliates, or by certain Commitment Parties in connection with any private sale transaction of Registrable Securities of $25 million or more. In addition, all Commitment Parties and holders of certain General Unsecured Claims who hold Common Shares covered by the registration statement may piggyback on underwritten offerings requested by any Commitment Party, subject to certain priority and cutback terms set forth in the Registration Rights Agreement.
In connection with the first underwritten offering, each holder of Registrable Securities has agreed that it shall not, during the 60 days after the pricing (the "Lock-Up Period"), directly or indirectly, offer, pledge, assign, encumber, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, or otherwise transfer or dispose of any of its Common Shares, subject to the following exceptions: (i) Common Shares issued to a holder by the Issuer pursuant to Section 1145 of the Bankruptcy Code; (ii) resales of a maximum of 15% of the applicable holder's Common Shares as of the Effective Date pursuant to the registration statement, calculated on the Effective Date; (iii) a tender offer by the Issuer for its Common Shares approved by the Issuer's board of directors; (iv) sales to the Issuer pursuant to an authorized share repurchase program in accordance with Rule 10b5-1 under the Act; (v) Common Shares covered by the registration statement that are included in an underwritten offering; or (vi) transfers of Common Shares between affiliate entities of a holder. The Lock-Up Period does not apply to any Common Shares sold under one or more exemptions from registration under the Securities Act, but the Lock-Up Period does apply to sales on the Oslo Stock Exchange. The Lock-Up Period may be extended for up to an additional 30 days, at the reasonable request of the managing underwriter(s).
Acquisition, Issuance and Distribution of the New Shares under the Plan and the Investment Agreement
In accordance with the Investment Agreement, the RSA and the Plan, on the Effective Date, Hemen Investments acquired, or was issued, the following Common Shares from the Issuer (subject to certain adjustments upon final settlement and delivery of each tranche of Common Shares to Hemen Investments):
•	1,509,192 Common Shares, representing the number of Common Shares issued to Hemen Investments in exchange for permitted unsecured claims against the Debtors;
•
12,939,293 Common Shares, representing the number of Common Shares issued in consideration for Hemen Investments' cash payment of $208,449,000 for the acquisition of an aggregate principal amount of $208,449,000 of New Secured Notes;

•	9,092,042 Common Shares, representing the number of Common Shares issued in consideration for Hemen Investments' equity commitment cash payment of approximately $76.0 million;
•
814,750 Common Shares, representing the number of Common Shares issued in connection with Hemen Investments' participation in the Equity Rights Offering and consideration for Hemen Investments' cash payment of approximately $6.8 million;

•	444,775 Common Shares, representing the number of Common Shares issued in exchange for the common shares held by Hemen Holdings and its affiliates in Old Seadrill; and
•	5,000,000 Common Shares, representing the number of Common Shares issued to Hemen Investments on account of a primary structuring fee earned in connection with the Reorganization.
In addition, on June 6, 2018, Hemen Investments acquired from certain of the bank lenders their general unsecured claims on account of various swap agreements with certain of the Debtors and guarantees thereof (the "Swap Claims" and, as a whole, the "Swap Claims Transaction"). In exchange for an aggregate cash purchase price of $35,400,000, subject to certain fees and adjustments, and the obligation to turn over to the respective lender bank certain cash distributions on account of the purchased Swap Claim, Hemen Investments received assignment of the Swap Claim and the corresponding rights to participate in the Equity Rights Offering, as well as the right to receive New Secured Notes and Common Shares in connection with the Notes Rights Offering.  As discussed above, Hemen Investments was issued 814,750 for its participation in the Equity Rights Offering on account of the Swap Claims. Further, Hemen Investments is entitled to receive from the bank lenders an additional 1,056,993 Common Shares in connection with the banks' participation in the Notes Rights Offering for the benefit of Hemen Investments' in exchange for a cash payment of approximately $17,000,000 by Hemen Investments to the banks in accordance with the Swap Claim Transaction and the governing documents thereof including the assignment of claim agreements with each respective bank lender (each a "Swap Claim Assignment Agreement").

The foregoing summaries of the Plan, the Investment Agreement, the Restructuring Support and Lock-Up Agreement, the Registration Rights Agreement, and Swap Claims Assignment Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which have been incorporated by reference as Exhibits to the Statement.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of the Issuer beneficially owned by the Reporting Persons (based on a total of 100,000,000 Common Shares outstanding as of July 2, 2018) are as follows:
Hemen Investments
a) Amount beneficially owned: 30,857,045	Percentage: 30.9%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 30,857,045
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 30,857,045
Hemen Holding
a) Amount beneficially owned: 30,857,045	Percentage: 30.9%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 30,857,045
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 30,857,045
Greenwich
a) Amount beneficially owned: 30,857,045	Percentage: 30.9%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 30,857,045
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 30,857,045
C.K. Limited
a) Amount beneficially owned: 30,857,045	Percentage: 30.9%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 30,857,045
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 30,857,045

John Fredriksen*
a) Amount beneficially owned: 30,857,045	Percentage: 30.9%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 30,857,045
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 30,857,045
* Mr. Fredriksen disclaims beneficial ownership of the 30,857,045 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 30,857,045 Common Shares.
Except as described above, no Common Shares are beneficially owned by the persons named in Item 2.
(c.) The information set forth in Item 4 of the Statement is incorporated herein by reference.
(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
(e.) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into the Joint Filing Agreement (the "Joint Filing Agreement") with respect to the joint filing of the Statement and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached as Exhibit A to the Statement and is incorporated herein by reference.
The information set forth in Item 3, Item 4 and Item 5 of the Statement is incorporated herein by reference.
The Reporting Persons may, from time to time, in the ordinary course of business, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Persons direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.

The Issuer's bye-laws (the "Bye Laws") provide that Hemen's Percentage Interest (as defined in the Bye-Laws) is at least 5% (and has not previously fallen below 5%), the Issuer's board shall consist of seven directors unless the shareholders by resolution determine otherwise and Hemen provides its written consent and Hemen shall have the right to appoint a number of directors in accordance with the following terms and conditions:
•
so long as Hemen's Percentage Interest is equal to or exceeds 10% (and has not previously fallen below 10%), Hemen (as defined in the Bye Laws) shall have the right from the Effective Date to: (a) appoint two persons as Hemen Directors (as defined in the Bye Laws), of whom one shall be the Chairman; and (b) appoint two persons as Independent Nominees (as defined in the Bye Laws), provided that the other directors are given reasonable opportunity to meet and consult with Hemen and such Independent Nominees prior to their appointment to the Issuer's board; and

•
so long as Hemen's Percentage Interest is equal to or exceeds 5% but is less than 10% (and has not previously fallen below 5%), Hemen shall have the right from the Effective Date to: (a) appoint one person as a Hemen Director, who shall be the Chairman; and (b) appoint two persons as Independent Nominees, provided that the other directors are given reasonable opportunity to meet and consult with Hemen and such Independent Nominees prior to their appointment to the Issuer's board.

The Debtors and their advisors have continued discussions with Sapura (their joint venture partner in Seabras) and Seabras's secured bank lenders regarding the Old Seadrill guarantees of certain credit facilities and the other obligations applicable to the Issuer under certain agreements, including the related letters of undertaking (the "Seabras Claims").  While such discussions are ongoing, a resolution has not been reached and there is no assurance that such a resolution will be reached. In the absence of a resolution, it is the Debtors' view that Seabras Claims will be treated as General Unsecured Claims.  In accordance with the Plan, the Debtors established one or more reserves for alleged General Unsecured Claims that are contingent, in an estimated amount or amounts as reasonably determined by the Debtors in their discretion, consisting of Unsecured Pool Equity and Unsecured Pool Recovery Cash in the same proportions and amounts as provided for in the Plan.  The ultimate distribution of the reserved Unsecured Pool Equity and Unsecured Pool Recovery Cash will depend on the manner in which the Seabras Claims are resolved. 267,895 Common Shares have been reserved for, but have not been issued to, Hemen Investments until the Seabras Claims have been resolved.
Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.
Item 7.	Materials to be Filed as Exhibits
Exhibit A:	Joint Filing Agreement, dated July 12, 2018.

Exhibit B:	Investment Agreement, dated September 12, 2017, as amended (incorporated by reference to Exhibit 10.3 of Old Seadrill's Current Report on Form 6-K, filed on September 13, 2017).

Exhibit C:	Restructuring Support & Lock-Up Agreement, dated September 12, 2017, as amended (incorporated by reference to Exhibit 10.2 of Old Seadrill's Current Report on Form 6-K, filed on September 13, 2017).

Exhibit D:	Registration Rights Agreement, dated April 17, 2018 (incorporated by reference to Exhibit 4.2 of the Issuer's registration statement on Form F-1, filed on April 26, 2018).

Exhibit E:
Second Amended Joint Chapter 11 Plan (as modified) of Reorganization of Seadrill Limited and Its Debtor Affiliates (incorporated by reference to Exhibit 2.1 of the Issuer's registration statement on Form F-1, filed on April 26, 2018).

Exhibit F:	Form of Swap Claim Assignment Agreement, dated June 6, 2018.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 12, 2018
(Date)

Hemen Investments Ltd

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen*
(Name)
* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his voting and dispositive interests therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).